UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2006
Commission File Number 0-29338
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
ANNOUNCEMENT

APT (HK), a wholly-owned subsidiary of the Company, purchased on 15 March 2006 Tax Reserve Certificates of HK$78,385,377 in respect of a tax assessment issued by the IRD in respect of profits tax of 2000/2001.
Investors and shareholders of the Company are advised to exercise caution when dealing in the securities of the Company.
This announcement is made pursuant to rule 13.09 of the Listing Rules for the purpose of providing information in respect of the tax dispute procedure arising from the Agreement.
Introduction
The Directors would like to announce that APT (HK), a wholly-owned subsidiary of the Company, purchased on 15 March 2006 Tax Reserve Certificates of HK$78,385,377 in respect of holding over the tax in dispute regarding APSTAR IIR.
Background
As set out in the announcements of the Company dated 18 August 1999, 8 September 1999 and 3 December 1999 and the circular of the Company dated 20 September 1999, the Company entered into the Agreement, pursuant to the Agreement all of the transponders of APSTAR IIR and the entire business of APSTAR IIR were transferred to Loral Asia (except one transponder). APT HK received HK$704,810,000 and HK$1,409,945,000 during the years ended 31 December 1999 and 2000, respectively. Upon the completion of the Agreement on 28 September 1999, all of the risks and rewards associated with the transponders have been transferred to Loral Asia.
In the financial statements of the Company for the year ended 31 Decemeber1999, APSTAR IIR was disposed of and the net gain of HK$389,744,000 was recognized as a disposal of fixed assets and by deducting the cost of the satellite (except one transponder) and the expenses in relation to the Agreement. On 5 May 2003, APT (HK) received IRD’s letter which has proposed to treat the proceeds received as taxable income with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. APT (HK) has claimed the proceeds as a non-taxable capital gain in 1999/2000 Profits Tax return. On the basis of independent professional advice received by the Company as at the relevant financial years, the Company recorded in the notes to financial statements set out in the annual reports of the Company since 2003 an estimated tax exposure of

HK$56,000,000 but no provision has been recognised in the Company’s financial statements as the Company believed that it had a reasonable likelihood of success in defending its position that the gain derived from the transaction under the Agreement should be capital in nature and should be treated as non-taxable.
Recent Development
APT (HK) received a notice of assessment for the year 2000/01 from IRD dated 23 January 2006. In the notice IRD has included in the assessable profits an amount of proceeds of HK$1,409,945,000 received by APT (HK) in respect of APSTAR IIR during the year ended 31 December 2000. The tax assessed to be payable was HK$212,846,409.
APT (HK) has lodged an objection against the IRD’s assessment on the grounds it is excessive as:
(a)	the sale proceeds from the disposal of satellite APSTAR IIR were capital receipts not subject to profit tax; and

(b)	the losses incurred for the previous years of assessment have not been set off against the assessable profits for the year of assessment 2000/2001 if there is any.
On 24 February 2006, the IRD has issued a notice to APT (HK) confirming that the entire tax in dispute would be held over on condition that the Company purchases HK$78,385,377 of Tax Reserve Certificates by 15 March 2006 and the balance of the amount, HK$134,461,032, would be held over unconditionally.
Since the receipt of the above mentioned notices, the Company has obtained external legal and tax advices, and the Company believes that it has a reasonable likelihood of success in defending its position that the gain derived from the transaction should be capital in nature and should be treated as non-taxable. Nevertheless, in order to fulfill the condition of hold over of tax payment, APT (HK) purchased on 15 March 2006 Tax Reserve Certificates of HK$78,385,377.
APT (HK) is awaiting the Commissioner of Inland Revenue’s determination of the objection raised. Such determination may confirm, reduce or increase the amount assessed and set out the reasons therefor.
General
The Company will make further announcement when there is any material progress in the tax review procedure. Investors and shareholders of the Company are advised to exercise caution when dealing in the securities of the Company.

Definitions
Terms used in the announcement shall have the following meanings:-

“Agreement”	Lease agreement by and between Loral Asia and APT (HK) dated 18 August 1999 (as supplemented by a supplemental agreement dated 2 December 1999. For details, please refer to the announcements of the Company dated 18 August, 1999, 8 September, 1999 and 3 December 1999 and the circular of the Company dated 20 September 1999);

“APSTAR IIR”	a satellite based on FS 1300 with 28 C-band transponders and 16 Ku-band transponders supplied by Space Systems/Loral, Inc.;

“APT (HK)”	APT Satellite Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability which securities are listed on the Stock Exchange and the New York Stock Exchange;

“Directors”	the directors of the Company;

“IRD”	the Inland Revenue Department of the Hong Kong Government;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Loral Asia”	Loral Asia Pacific Satellite (HK) Ltd.;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“HK$”	Hong Kong dollars, the legal currency of Hong Kong.

By Order of the Board Dr. Brian Lo Company Secretary
Hong Kong, 15 March 2006

The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lan Kwai-chu, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lan Kwai-chu)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
      This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
      Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
      The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
      The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.
     Date: March 16, 2006.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng Executive Director and President